Exhibit 23.2
CONSENT OF ERNST & YOUNG LLP
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 23, 2007, with respect to the consolidated financial statements and schedule of Biosite Incorporated, in the Registration Statement and related Prospectus of Alere Inc. for the offer to exchange up to $400,000,000 Aggregate Principal Amount of Unregistered 8.625% Senior Subordinated Notes due 2018 issued on September 21, 2010 for up to $400,000,000 Aggregate Principal Amount of 8.625% Senior Subordinated Notes due 2018 that have been registered under the Securities Act of 1933.
/s/ Ernst & Young LLP
San Diego, California
November 24, 2010